

Mail Stop 3561

July 23, 2018

Patrick Moynihan
Chairman and Chief Executive Officer and Chief Financial Officer
Blockchain Industries, Inc.
53 Calle Palmeras, Suite 802
San Juan, Puerto Rico 00901

> **Re:** **Blockchain Industries, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2017**
> **Filed August 30, 2017**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended January 31, 2018**
> **Filed June 22, 2018**
> **Response Dated June 22, 2018**
> **File No. 0-51126**

Dear Mr. Moynihan:

We have reviewed your June 22, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2018 letter.

General

1. We note your response to comments 12, 15, 16, 19-21, and 23-25 indicating that you will add relevant disclosure in response to our comments in your annual report on Form 10-K for the fiscal year ended April 30, 2018. Your annual report on Form 10-K for the period ended April 30, 2018 should have been filed on EDGAR by now. Please tell us when you plan to file this annual report, as we are unable to assess the adequacy of your responses to our comments until you do so.

2. Please label the March 31, 2018 financial statements "As Restated" and provide the disclosures required by ASC 250-10-50-7.

Balance Sheets, page 5

3. We note your response to comment 2. We believe the amount of common shares issued and outstanding presented in the balance sheet under shareholders' deficit at January 31, 2018 and April 31, 2017 should be calculated based on the number of shares issued and outstanding at January 31, 2018 and April 31, 2017, respectively, multiplied by the $0.001 par value of such share. Please revise or explain to us why a revision is not required.

Notes to Unaudited Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 9

4. Reference is made to your discussion in critical accounting estimates on page 21 regarding the adoption of ASU 2014-09. Your revenue recognition policy does not reflect the adoption of the accounting standard update. Please revise your disclosure to reflect the adoption of ASU 2014-09 and provide the disclosure required by ASC 606-50.

Recent Accounting Pronouncements, page 112

5. Please disclose that you adopted ASU 2014-09 as of November 1, 2017 and provide a description of the new standard and a discussion of the impact that adoption had on your financial position and results of operations.

6. We note your disclosure regarding the issuance of ASU 2016-09 which was effective for fiscal years beginning after December 15, 2016. You disclose that you are in the process of evaluating the impact the adoption of ASU 2016-09 will have on your consolidated financial statements. However, you should have adopted the new standard as of May 1, 2017. Please revise your financial statements to reflect the adoption of ASU 2016-09 on May 1, 2017 and disclose the impact that adoption had on your financial statements.

7. Please include a discussion of the adoption of ASU 2016-07 including a description of the change in accounting and the impact that adoption of the standard had on your consolidated financial statements.

Cash and Cash Equivalents, page 11

8. We do not believe that the analysis you provided in response 7 provides a sufficient basis to account for bitcoin and ethereum as cash equivalents. We note that bitcoin and ethereum are not cash or financial assets as those terms are defined in the FASB Codification Master Glossary, do not represent an ownership interest in an entity, do not

have original maturities of three months or less, and do present more than insignificant risk of changes in value. Please tell us the consideration you gave to whether bitcoin and ethereum represent intangible assets as defined in ASC 350.

Note 4. Available-for-Sale Securities, page 12

9. We are unclear how your analysis you provided in response 10 provides a sufficient basis to account for Tokens and Wallets as available for sale securities. Please address the following:

- Provide us a description of each of the Tokens and Wallets in the table on page 12 and rights and obligations associated with each, including whether Tokens or Wallets represent an ownership or other stakeholder interest in an entity or a right to cash;

- Why your investment in Tokens and Wallets are within the scope of ASC 321. Please be detailed in your explanation;

- Why the Tokens and Wallets have readily determinable fair values as defined in ASC 320 and ASC 820; and

- Whether you considered utility Tokens and Wallets intangible assets as defined in ASC 350 and the detailed reasons for you answer.

Note 9. Stockholders' Equity

Common stock Issued in Exchange for Consulting, Professional and Other Services, page 14

10. Please tell us the valuation methods used to determine the per-share fair value of your common stock at each of the dates set forth in the table of value per share and the extent to which estimates are considered highly complex and subjective. Please also tell us the OTC-traded price of shares of common stock on each of the dates in the table of value per share and the reasons why the market value is not representative of fair value.

11. We reviewed your response to comment 14 and the revisions to your disclosure. Please disclose the total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit related thereto and the total compensation cost related to non-vested awards not yet recognized and the weighted average period over which it is expected to be recognized. Please refer to ASC 718-10-50-2h and i.

12. Please include an introductory paragraph to describe the common stock equivalents set forth in the second table on page 15.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Chimes ICO, page 17

13. We note your response to comment 25. Although, you indicate that the agreement dated February 5, 2018 has been filed as an exhibit, we were unable to locate such exhibit. Please file the omitted exhibit or advise.

AutoLotto, page 19

14. Please tell us how the promissory note issued under the AutoLotto agreement for amounts funded as of March 31, 2018 is presented in the balance sheets and statement of cash flows.

Results of Operations

Service Revenues, page 19

15. The unrealized loss on the investment in KPAY was recognized in the statement of operations as stated in your response to comment 1. As such, please revise your disclosure in the second paragraph to state that the unrealized loss was recognized in the statements of operations rather than in accumulated other comprehensive income.

Critical Accounting Estimates

Revenue Recognition, page 22

16. We note your disclosure that to the extent the company receives compensation of illiquid noncash assets, or any asset that may not have a readily determinable fair market value, you may require the use of certain Level 3 fair value estimates as defined by ASC 820. Please tell us how your measurement of noncash consideration that may not have a readily determinable fair market value complies with ASC 606-10-32-22.

Stock-based Compensation, page 22

17. We note your disclosure that the result of the estimates used in your valuation was approximately $18.8 million of non-cash stock-based compensation expense for the three months ended January 31, 2018. Please also disclose how you are recognizing the expense in income and the amount recognized. In addition, please explain to us how you determined the amount of stock-based compensation recognized during the nine months ended January 31, 2018.

Exhibit 31.1

18. We reviewed your response to comment 32 and the revisions to your disclosure. We note that you omitted the parenthetical language, "(the registrant's fourth fiscal quarter in the case of an annual report", in paragraph 4d. Please revise to conform to the certification in Item 601(31)(i) of Regulation S-K.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products